Exhibit 23.5

[Frost & Sullivan Letterhead]

SEPTEMBER 28th, 2015

Everbridge, Inc.

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

Dear Sirs:

We, Frost & Sullivan of 331 East Evelyn Avenue, Suite 100, Mountain View, California, 94041, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of Everbridge, Inc. and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Market and Industry Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ Ron Gherman

Name: Ron Gherman

Designation: Consultant

For and on behalf of Frost & Sullivan

SCHEDULE

1) According to Frost & Sullivan in an independent study commissioned by us, it was estimated that the unified critical communications market represents a $5.5 billion worldwide opportunity in 2015 and is expected to grow at a compound annual growth rate of 25.5% from 2014 to $14.8 billion in 2020.

2) According to Frost & Sullivan, the unified critical communications market represents a $5.5 billion worldwide opportunity in 2015 and is expected to grow at a compound annual growth rate of 25.5% from 2014 to $14.8 billion in 2020.

3) In a 2015 independent study conducted by Frost & Sullivan and commissioned by us, it was estimated that the total addressable market for effective unified critical communications solutions is $5.5 billion worldwide in 2015.

4) As the adoption of effective unified critical communications solutions continues to expand and take hold across a broader cross-section of organizations and industry verticals, Frost & Sullivan projects that our addressable market will grow at a compound annual growth rate of 25.5% from 2014 to $14.8 billion in 2020.

5) According to Frost & Sullivan in an independent study commissioned by us, it was estimated that the unified critical communications market outside of North America is $3.2 billion in 2015, and is expected to grow to $9.6 billion in 2020 with a 2014 to 2020 compound annual growth rate of 28.5%.

6) The severity, complexity and frequency of these critical events, their implications for business performance or personal safety and rising regulatory and compliance challenges are driving demand for unified critical communications solutions, which represent an estimated $5.5 billion worldwide market opportunity in 2015, according to Frost & Sullivan in an independent study commissioned by us.

7) More specifically, Frost & Sullivan estimates that: (1) the market for mass notification systems is $1.2 billion in 2015 and is projected to grow at a compound annual growth rate of 12.6% from 2014 to $2.1 billion in 2020; (2) the market for IT service alerting is $183 million in 2015 and is projected to grow at a compound annual growth rate of 28.5% from 2014 to $753 million in 2020; (3) the market for telemedicine is $374 million in 2015 and is projected to grow at a compound annual growth rate of 14.8% from 2014 to $752 million in 2020; (4) the market for secure mobile messaging is $325 million in 2015 and is projected to grow at a compound annual growth rate of 18.8% from 2014 to $694 million in 2020; (5) the market for community engagement is $122 million in 2015 and is projected to grow at a compound annual growth rate of 28.8% from 2014 to $516 million in 2020; and (6) the market for IoT is $3.3 billion in 2015 and is projected to grow at a compound annual growth rate of 31.8% from 2014 to $9.9 billion in 2020.